Prenetics Authorizes $40 Million Share Repurchase Program
Management and Board Have Collectively Committed Up to $42.75 Million to Prenetics Stock
Backed by $164 Million in Total Adjusted Liquidity, Zero Debt
IM8 Targeting $180M to $200M in 2026 Full Year Revenue, and a Clear Path to Adjusted EBITDA Profitability by Q4 2027

NEW YORK, N.Y., March 6, 2026 (GLOBE NEWSWIRE) — Prenetics Global Limited (NASDAQ: PRE) ("Prenetics" or the "Company"), a leading consumer health sciences company and parent of the IM8 premium health and longevity brand, today announced that its Board of Directors (the “Board”) has authorized a share repurchase program of up to $40,000,000 over a 12-month period.

Management Voted With Its Own Capital First
During the week of February 23 to 27, 2026, members of the Prenetics executive leadership team made open market purchases totaling approximately $1.3 million at an average price of approximately $17.11 per share. CEO Danny Yeung personally purchased approximately $750,000 in that round alone.
Combined with approximately $1.45 million in purchases following the prior earnings release in November 2025, Prenetics’ executive team has now invested a cumulative $2.75 million of personal capital into the Company’s stock across two consecutive post-earnings open trading windows.
The Board’s authorization of a $40 million corporate share repurchase program is the institutional expression of the same conviction. Together, that is up to $42.75 million committed to Prenetics stock by the people who know this business best.
Danny Yeung, CEO of Prenetics, commented: “We have spent the past year doing exactly what we said we would do — building IM8 into one of the fastest-growing supplement brands in the world, strengthening our balance sheet, and eliminating complexity. Our $40 million share repurchase program is the natural next step: a direct expression of the Board's view that the current share price does not yet reflect the underlying value and trajectory of this business. With approximately $164 million in total adjusted liquidity, zero debt, and IM8 on a trajectory toward $180 million to $200 million in 2026 revenue, we have more than sufficient capital to fund growth and this buyback through to profitability — which we are targeting at adjusted EBITDA level by Q4 2027 on the strength of IM8's unit economics. Our executive team has already invested approximately $2.75 million of personal capital in Prenetics stock across recent post-earnings trading windows. This share repurchase program reinforces that same conviction at the institutional level. When you have the capital, the runway, and the business momentum — buying back your own stock is simply the right thing to do for shareholders. That leaves a straightforward decision: hold excess cash at negligible real yield, reinvest it into a business already funded through its profitability horizon, or return it to shareholders by buying stock that management believes is materially undervalued. The Board chose the third option. At current prices, Prenetics trades at an enterprise value of approximately $89 million — less than 0.5x IM8's 2026 revenue guidance of $180 million to $200 million. Stripping out the Company's approximately $164 million in total adjusted liquidity, the market is effectively ascribing near-zero value to a business targeting $180 million to 200 million in revenue this year and adjusted EBITDA profitability by Q4 2027.”

Capital Strength Underpins the Program
During 2025 and into early 2026, Prenetics completed three strategic divestitures — each designed to concentrate the Company's capital and operating focus on its highest-growth, highest-margin business in IM8:

DIVESTITURE	PROCEEDS	BUYER
ACT Genomics	Up to ~$72M cash (~$46M gross to Company)	Delta Electronics
Europa Distribution Business	Up to $13M (all-stock consideration)	Strategic acquirer
35% equity stake in Insighta	$70M cash	Tencent

The result: total adjusted liquidity1 of approximately $164 million as of March 1, 2026, on a zero-debt basis.

The Capital Allocation Case
With approximately $164 million in total adjusted liquidity and zero debt as of March 1, 2026, Prenetics is not running a capital return program because it has run out of better options. It is running one because the numbers make it the most disciplined choice available.
IM8’s unit economics are strong and improving. The business is on a clear path to profitability, with the Company targeting break-even and sustained profitability in adjusted EBITDA terms by Q4 2027. The Company has more than sufficient capital to fund IM8’s growth through profitability trajectory without deploying the full liquidity on its balance sheet today.
That leaves a straightforward decision: hold excess cash at negligible real yield, reinvest it into a business already funded through its profitability horizon, or return it to shareholders by buying stock that management believes is materially undervalued. The Board chose the third option.

The Asset the Board Is Buying: IM8
Prenetics has spent three years making hard choices — divesting, simplifying, concentrating. Every decision pointed to the same destination: IM8. Co-founded with David Beckham, championed by World No. 1 tennis player Aryna Sabalenka and F1 phenom Ollie Bearman, IM8 is built on NSF Certified for Sport, clinically validated nutrition — and it is the business the Board is backing with up to $40 million.

Program Structure
The Board also authorized the Company to enter into written trading plans under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. Under any Rule 10b5-1 trading plan, the Company’s third-party broker, subject to Securities and Exchange Commission regulations regarding certain price, market, volume and timing constraints, would have authority to purchase the Company’s Class A Ordinary Shares in accordance with the terms of the plan. Under the share repurchase program, the Company is authorized to repurchase its outstanding Class A Ordinary Shares through open market purchases,
1 Adjusted liquidity is a non-IFRS financial measure, comprising: cash and cash equivalents of $93.0 million, financial assets at fair value through profit or loss (primarily comprising of fixed income funds) of approximately $29.3 million based on the most recent available valuation and subject to finalization as part of the ongoing annual audit, digital asset holdings valued at approximately $34.2 million, and portions of gross proceeds of the ACT Genomics sale and Insighta sale transactions held in escrow pending fulfillment of customary release conditions of $6.3 million and $1.0 million, respectively. Our total adjusted liquidity decreased from approximately $171 million as of February 15, 2026 to approximately $164 million as of March 1, 2026 on account of expenses used to support inventory growth and marketing costs on advertising services.

privately negotiated transactions, block purchases, or otherwise in accordance with applicable U.S. federal securities laws. The Company cannot predict when, or if, it will repurchase any Class A Ordinary Shares as such share repurchase program will depend on a number of factors, including constraints specified in any Rule 10b5-1 trading plan, price, general business and market conditions, and alternative investment opportunities. The share repurchase program may be modified, suspended or discontinued at any time without prior notice. The share repurchase program does not obligate the Company to acquire any specific number or dollar amount of shares and may be suspended or discontinued at any time.

About Prenetics
Prenetics (NASDAQ: PRE) is a leading health sciences company dedicated to advancing human health and longevity. The Company’s flagship consumer brand, IM8, co-founded with David Beckham and championed by World No. 1 tennis player Aryna Sabalenka, is redefining the premium daily nutrition category through science-backed formulations and global brand partnerships. Since its launch, IM8 has become one of the fastest-growing brands in consumer health, achieving an impressive milestone of surpassing $100 million in annualized recurring revenue within just 11 months of operations, and is now sold in more than 30 countries worldwide.

About IM8
IM8 is the pinnacle of premium core nutrition, born from a collaboration between David Beckham as a co-founding partner, and an elite team of scientists spanning medical professionals, academia and space science. Combining cutting-edge science with nature’s most potent ingredients, IM8 delivers a holistic, science-backed approach to health, empowering you to live your most vibrant life. IM8’s flagship product, Daily Ultimate Essentials is an all-in-one powder supplement engineered to replace 16 different supplements in a delicious drink and is NSF Certified for Sport, non-GMO, vegan, free from common allergens, and contains no artificial flavors, colors or sweeteners. IM8 is a subsidiary of Prenetics (NASDAQ: PRE), a leading global health sciences company dedicated to advancing consumer health. To learn more about IM8, please visit www.IM8health.com.

Investor Relations Contact:
investors@prenetics.com
PRE@mzgroup.us
Angela Cheung
Investor Relations / Corporate Finance
angela.hm.cheung@prenetics.com

Forward-Looking Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance reflects management’s current estimates and assumptions as of the date of this release, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, and therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: future alpha-generating activities involving the Company’s digital asset holdings could expose it to additional risks; the Company’s purchase of digital asset subjects it to risks related to extreme volatility and speculative nature of digital asset; the Company may not be able to maintain and enhance its IM8 business and brand if it suffers negative publicity or fails to maintain a strong base of engaged customers and content creators, or otherwise fails to meet customers’ expectations; the Company’s ability to further develop and grow its business, including new products and services; and its ability to identify and execute on M&A opportunities. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.